Exhibit 99.1*

37 CAPITAL INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2014

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	3 Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Nil	Nil	Nil	Nil	Nil